UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE TWELVE MONTH PERIOD
ENDED DECEMBER 31, 2016

On March 16, 2017, the registrant issued a press release pertaining to its results of operations for the twelve month period ended December 31, 2016 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

2

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and Chief Accounting Officer

Date: March 16, 2017

adecoagro

4Q16 | 2016

Adecoagro's Adjusted EBITDA in 4Q16 was $113.9 million, 42.3% higher year-over-year, driving 2016 full year Adjusted EBITDA to a record $298.0 million

Luxembourg, March 16, 2017 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the full year and fourth quarter period ended on December 31, 2016. The financial information contained in this press release is based on audited consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS), except for Non – IFRS measures. Please refer to page 30 for a definition and reconciliation of the Non – IFRS measures used in this report.

4Q16 / 2016
Earnings Release
Conference Call

Conference Call
March 17, 2017
11 a.m. (US EST)
12 p.m. Buenos Aires time
12 p.m. São Paulo time
4 p.m. Luxembourg time

Tel: +1 (844) 836-8746
Participants calling from the US

Tel: +1 (412) 317-2501
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO LISTED NYSE

Highlights

Financial & Operating Performance						
$ thousands	**4Q16**	**4Q15**	**Chg %**	**2016**	**2015**	**Chg %**
Gross Sales	332,088	218,668	51.9%	869,235	674,314	28.9%
Net Sales (1)	319,288	209,761	52.2%	841,354	648,669	29.7%
Adjusted EBITDA (2)						
Farming & Land Transformation	6,629	35,490	(81.3%)	53,962	70,498	(23.5%)
Sugar, Ethanol & Energy	112,067	50,355	122.6%	265,044	167,180	58.5%
Corporate Expenses	(4,844)	(5,820)	(16.8%)	(20,957)	(21,776)	(3.8%)
Total Adjusted EBITDA	**113,852**	**80,025**	**42.3%**	**298,049**	**215,902**	**38.0%**
Adjusted EBITDA Margin (2)	***35.7%***	***38.2%***	***(6.5%)***	***35.4%***	***33.3%***	***6.4%***
Adj. EBITDA Margin net of 3rd party commerc. (3)	***41.5%***	***43.3%***	***(4.2%)***	***41.7%***	***36.1%***	***15.5%***
Net Income	11,930	(9,598)	n.a	3,739	(4,351)	n.a
Farming Planted Area (Hectares)	224,716	224,343	0.2%	224,716	224,343	0.2%
Sugarcane Crushed (thousand tons)	3,118	1,794	73.8%	11,115	8,335	33.3%

- Adjusted EBITDA(2) in 4Q16 totaled $113.9 million, 42.3% higher than 4Q15.
- Full year 2016 Adjusted EBITDA was $298.0 million, 38.0% above the previous year.
- Delivered positive cash in 2016. Free Cash Flow(4) from Operations in 2016 was $133.3 million, while Free Cash Flow(4) was $84.9 million.

(1) Net Sales are calculated as Gross Sales net of sugar, ethanol and energy sales taxes.
(2) Please see "Reconciliation of Non-IFRS measures" starting on page 30 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated net sales net of those generated by the commercialization of third party sugar, grains and energy. We net 3rd party commercialization results to highlight the margin generated by our own production. Third party commercialization

(4) Please see "Reconciliation of Non-IFRS measures" starting on page 30 for a reconciliation of Free Cash Flow to Cash and cash equivalents at end of period. Free Cash Flow is defined as Net cash generated from operating activities plus net cash used in investing activities, plus interest paid. Net Cash Flow from Operations is defined as Free Cash Flow excluding expansion capex.

 Financial and Operational Performance Sugar, Ethanol & Energy The Sugar, Ethanol & Energy business delivered outstanding operational and financial performance in the fourth quarter of 2016. The combination of dry weather, availability of sugarcane and operational efficiency enabled our mills to crush 3.1 million tons of sugarcane, 73.8% higher than 4Q15. In addition, improved sugarcane productivity resulted in a 1.8% increase in TRS per hectare. These factors have contributed to significant growth both in production and sales volumes and dilution of fixed costs. Adjusted EBITDA in 4Q16 reached $112.1 million, 122.6% higher than 4Q15. Adjusted EBITDA margin grew from 35.0% to 43.2%, while Adjusted EBITDA margin excluding third party commercialization activities(1) grew from 39.5% to 48.4%. In addition to the operational enhancements described above, financial performance was improved by (i) a 51.0% and 36.4% increase in sugar and ethanol average realized selling prices, respectively; (ii) a 13.1% decrease in unitary production costs; and (iii) a $16.2 million gain from the mark-to-market effect of our sugar hedge position compared to a $9.7 million loss in 4Q15. Results were partially offset by a $24.8 million loss from changes in fair value of unharvested sugarcane (to be harvested in the next twelve months), as a result of slightly lower sugar futures prices and lower estimated sugarcane productivity as our plantation stabilizes. On a full year basis, Adjusted EBITDA in 2016 grew 58.5% to $265.0 million. Adjusted EBITDA margin grew from 44.6% to 46.6%, while Adjusted EBITDA margin excluding third party commercialization(1) grew from 50.0% to 54.7%. This growth is primarily due to (i) a 33.3% increase in sugarcane crushing as a result of the “continuous harvest” model, which coupled with a higher sugar mix has resulted in a 50.8% growth in sugar production and an 43.6% increase in sugar sales volumes; (ii) higher sugar and ethanol average realized prices, up 29.6% and 25.5% respectively; and (iii) enhanced agricultural productivity complemented by the devaluation of the BRL, which resulted in a 4.6% dilution of production costs per ton of sugarcane crushed, year-over-year. Results were partially offset by (iv) a $7.9 million reduction in gains from changes in fair value of our unharvested sugarcane (to be harvested in the next 12 months), mainly as a result of slightly lower sugar futures prices and lower estimated sugarcane yields as a result of the stabilization of our plantation; and (vi) a $6.7 million loss from the mark-to-market effect of our sugar hedge position, compared to a $7.3 million gain in 2015. Farming & Land Transformation Adjusted EBITDA for the Farming business in 4Q16 was $6.6 million, marking a $4.9 million decrease compared to the same period of the previous year. This reduction is mainly explained by extraordinary gains generated in 4Q15 from the mark-to-market of grain inventories and commodity derivatives amounting to $6.1 million. Regarding our Land Transformation business, we did not sell any farms in 4Q16, compared to a $24.0 million gain from the sale of three farms in 4Q15. (1) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar and energy, divided by consolidated net sales excluding of those generated by the commercialization of third party sugar and energy.  2 adecoagro
4Q16

On a full year basis, Adjusted EBITDA for the Farming business was $53.9 million, marking a $7.4 million or 16.0% increase with respect to the same period of last year. This increase is mainly due to higher margins driven by the elimination of export taxes, export controls and enhanced by the devaluation of the Argentine peso. Margins were partially offset by the mark-to-market effect of our hedging position. In 2016, as a result of the rebound in international soybean and corn prices, our derivatives hedge position generated an $8.8 million loss, compared to a $16.4 million gain booked in 2015.

- Net income in 4Q16 was $11.9 million, $21.5 million higher than 4Q15. The 42.3% increase in Adjusted EBITDA was partially offset by (i) a $16.1 million increase in depreciation and amortization expenses; and (ii) a $12.6 million increase in accrued income taxes.

  Net Income in 2016 totaled $3.7 million, $8.1 million higher compared to the previous year. The growth in net income is attributed to the above explained factors which resulted in a $82.1 million increase in Adjusted EBITDA. This was partially offset by (i) a $23.1 million increase in depreciation and amortization expenses; (ii) a $49.7 million increase in non-cash foreign exchange losses resulting from the devaluation of the Argentine Peso and slightly offset by the appreciation of the Brazilian Real; and (iii) a $17.3 million increase in accrued income taxes.

Strategy Execution

Commencement of Positive Free Cash Flow Cycle

- The conclusion of our heavy capex cycle initiated in 2008, coupled with the ramp-up and consolidation of our operations, especially our Sugar, Ethanol & Energy cluster, have marked 2016 as milestone year for Adecoagro. After eight years of large investments, our operations have delivered $133.3 million of Free Cash Flow from Operations (FCF before expansion capex) and $84.9 million of Free Cash Flow in 2016.

  We believe the solid growth in Adjusted EBITDA and Free Cash Flow is a strong indication of (i) the quality of the assets we have built, (ii) the focus and dedication of our operating teams seeking to maximize productivity and efficiency, and (iii) the benefits of our determination to be the lowest-cost producers for each of the commodities we produce, and our commitment to generating sustainable long term returns for our shareholders.

Free Cash Flow Summary			
$ thousands	**2016**	**2015**	**Chg %**
Net cash generated from operating activities	255,401	145,186	75.9%
Net cash used in investing activities	(122,014)	(125,051)	(2.4%)
Interest paid	(48,400)	(48,438)	(0.1%)
Proceeds from the sale of minority interest in subsidiaries	-	21,964	
Expansion Capex reversal	48,295	87,956	(45.1%)
Free Cash Flow from Operations[(1)]	**133,282**	**81,617**	**63%**
Expansion Capex[(2)]	(48,295)	(87,956)	(45.1%)
Free Cash Flow[(1)]	**84,987**	**(6,339)**	**n.a**

3

Balance Sheet Optimization As discussed in previous quarters, one of our main goals during 2016 was to continue reducing our outstanding debt. As of December 31, 2016, our Net Debt was $476.8 million, 25.5% below 3Q16 and 9.1% below 4Q15. The combination of decreasing debt coupled with growing Adjusted EBITDA, has resulted in a Net Debt-to-Adjusted EBITDA ratio of 1.6x, compared to 2.4x a year ago. In addition, the fact that almost 70% of our debt is long term, mostly with multi-lateral banks such as IFC, IDB and BNDES, allows us to minimize refinancing risk and manage credit market volatility. Sugar, Ethanol & Energy: Cluster Expansion Plan The construction of the cluster was completed in 2015 and the “continuous” or “non-stop” harvest methodology has been successfully implemented during the course of 2016 and we are now operating at full capacity. Accordingly, our operating teams are focused on finding ways to continue maximizing efficiency and generating additional synergies and cost dilution. In this process, our teams have identified certain bottlenecks in our industrial operations that may be removed with minimal investments which will allow us to increase crushing volumes per hour and total capacity per year. We are now engaged in an organic growth project to address this expansion in production. The growth project consists of expanding the crushing capacity of our cluster by 3.0 million tons or 30%, from 10.0 million tons currently, to 13.0 million tons (from 11.2 million to 14.2 million on a consolidated basis). The project will be implemented during the next five years in two phases: - Phase 1 consists of expanding Angelica’s crushing capacity by 0.9 million tons throughout 2017 and 2018. We will expand crushing capacity by 150 tons/hour by installing larger mill rollers in the first mill, and expanding the sugar centrifugation and ethanol filtration processes. Crushing will grow gradually and reach full capacity by 2019. - Phase 2 will consist of expanding Ivinhema’s capacity by 2.1 million tons (400 tons/hour), between 2018 and 2022. This will be achieved by installing a new mill (#6) expanding the sugarcane reception, juice treatment and sugar factory. Crushing will grow gradually and reach full capacity in 2023. Total estimated capital expenditure is $166 million (52 USD/ton), of which 20% consists of industrial machinery and equipment, 15% of agricultural equipment (harvesters, tractors, trucks) and 65% of sugarcane planting (51,000 hectares) to supply the new nominal capacity. 55% of the capex will be deployed during 2017-2019, and 45% during 2020-2022. We are confident on our ability to execute this growth project according to plan. We believe that this organic expansion is highly accretive and an attractive use of our capital. (1) Please see “Reconciliation of Non-IFRS measures” starting on page 30 for a reconciliation of Free Cash Flow to Cash and cash equivalents at end of period (2) Expansion capex is defined as the necessary investment to expand current production capacity. Total Capex for 2016 and 2015 was $133.2 million and $149.8 million, respectively. 4

Market Outlook According to USDA’s February report, sugar prices peaked in October on expectations of smaller supply coming out of Brazil center-south region and, consequently, financial investors formed a record long position in sugar futures. Despite the constructive supply and demand outlook, financial investors started liquidating their long position in November and early December, pressuring prices strongly to the lowest level in the last 6-months. However, news regarding growing production shortages in India and the potential need to turn to the world market for imports became widespread during the last week of December, resulting in a strong rebound in prices offsetting most of the losses seen earlier in the month. Ethanol prices rallied during 4Q16 as we moved into the end of the harvest season. According to ESALQ (Escola Superior de Agricultura Luiz de Queiroz), hydrous and anhydrous prices increased 19% in average throughout the quarter. Compared to same period of last year, hydrous prices improved by 13% and anhydrous 10%, as a result of lower ethanol production year-over-year and low inventory levels. According to USDA’s February report, soybean, wheat and corn prices during 4Q16 rallied 11.7%, 14.1% and 7.8%, respectively. Wheat prices found support from lower-than-expected US seeding area, as producers opt for alternatives in light of three consecutive years of falling prices. Soybeans prices were supported by concerns over South America final production, as Argentina received heavy rains in January, and strong demand, especially US soybeans export demand. 5 adecoagro
4Q16

Operating Performance

Farming Business

Farming Production Data					
Planting & Production	**Planting Plan (hectares)**			**2016/17 Planting Progress**	
	2016/2017E	**2015/2016**	**Chg %**	**Planted**	**%**
Soybean	55,215	59,474	(7.2%)	55,215	100.0%
Soybean 2nd Crop	29,251	28,903	1.2%	29,251	100.0%
Corn (1)	44,998	38,663	16%	44,731	99.5%
Corn 2nd Crop	9,982	3,994	149.9%	9,982	100.0%
Wheat (2)	38,008	32,396	17.3%	38,008	100.0%
Sunflower	5,413	9,547	(43.3%)	5,413	100.0%
Cotton	2,121	-	n.a	2,121	-
Total Crops	**184,988**	**172,976**	**6.9%**	**184,721**	**99.9%**
Rice	39,728	37,580	5.7%	39,728	100.0%
Total Farming	**224,716**	**210,556**	**6.7%**	**224,449**	**99.9%**
Owned Croppable Area	121,260	120,065	1.0%		
Leased Area	70,517	64,486	9.4%		
Second Crop Area	32,939	26,005	26.7%		
Total Farming Area	**224,716**	**210,556**	**6.7%**		

(1) Includes sorghum and peanuts

(2) Includes barley.

2016/17 Harvest Year

During the second half of 2016, we began our planting activities for the 2016/17 harvest year. Planting activities continued throughout early 2017, and as of the date of this report we have seeded a total of 224,449 hectares. Our owned croppable area, which is the area that provides the highest EBITDA contribution, has increased 1.0%. Leased area, which varies in size on the basis of return on invested capital, has also increased by 9.4%. Our double crop area increased by 26.7% driven by the elimination of wheat and corn export taxes, which resulted in improved margins for these crops when compared to soybean.

The current conditions of our crops are very good and soil humidity levels are excellent. The end of the planting season was slightly delayed due to heavy rainfalls during January and early February. Excess rains caused flooding and damages in specific regions of Argentina, especially in the north-west of Buenos Aires province and north-west provinces. However, our farms were only marginally affected. As a result of excess humidity, we reduced our planting plan by approximately 5,000 hectares or 2% of expected planting area. Despite these minimal area losses, most of the planted crops have developed above expectations and rains have guaranteed a very good supply of water in the soil, which will be vital for crop flowering and development in the coming months.

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Overall, this situation highlights the quality and commitment of our farming team and reinforces the benefits of geographic diversification to mitigate weather risk. Due to climatic condition, we are expecting a humid and complicated harvest full of logistical challenges. Nonetheless, our teams have already begun logistic preparations, including road improvements, clearing drainage ditches and securing availability of harvesters and trucks, among others. Crops Update Soybean: 55,215 hectares were successfully planted, which represents 100.0% of our revised planting plan. We planted the soybean crop between mid-October and December according to schedule. The crop began its growth cycle favored by adequate rainfalls during the summer time. Soybean 2nd crop: As of the day of this report, our planting plan was successfully executed. Crop development has been very good. Corn: As of late February 2016, 99.5% of our corn crop had been seeded. As you can see in the table above, corn hectares have considerably increased compared to the previous harvest year. This was driven by margin improvement as a result of the elimination of the export taxes and export quotas. In an effort to diversify our crop risk and minimize our water requirements, 26% of the area was planted with early corn seeds in September and the remaining 74% of the area was planted with late seed varieties during the end of November and December of 2016. The early corn grew under very good conditions favored by adequate rains in December 2016 and January 2017, which occurred during the plant flowering or critical growth stage resulting in higher than expected yields. The late corn planted areas are expected to develop normally. Sunflower: Sunflower seeding operations began in mid-September 2016 with 5,413 hectares successfully seeded by January 2017. Area was reduced versus last year and shifted towards corn. The crop has developed normally and will be harvested during March. Rice: Our rice planting plan that began in August 2016 was successfully completed as of October 31, 2016. Planted area totaled 39,728 hectares, 5.7% above that of the 2015/16 harvest year. The harvest has begun mid-January and is expected to continue until mid-March. Wheat: As of January 30, 2017, the harvest was completed with 38,008 hectares harvested. Average yield for the wheat crop was 3.02 tons per hectare, 19% higher than the previous harvest year. Wheat area has also grown driven by the elimination of taxes and export controls. 7 adecoagro
4Q16

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation business - Financial highlights						
$ thousands	**4Q16**	**4Q15**	**Chg %**	**2016**	**2015**	**Chg %**
Gross Sales						
Farming	59,816	66,014	(9.4%)	272,543	273,692	(0.4%)
Total Sales	**59,816**	**66,014**	**(9.4%)**	**272,543**	**273,692**	**(0.4%)**
Adjusted EBITDA (1)						
Farming	6,629	11,510	(42.4%)	53,962	46,518	16.0%
Land Transformation	-	23,980	n.a	-	23,980	n.a
Total Adjusted EBITDA (1)	**6,629**	**35,490**	**(81.3%)**	**53,962**	**70,498**	**(23.5%)**
Adjusted EBIT (1)(2)						
Farming	5,126	9,407	(45.5%)	48,671	39,372	23.6%
Land Transformation	-	23,980	n.a	-	23,980	n.a
Total Adjusted EBIT (1)(2)	**5,126**	**33,387**	**(84.6%)**	**48,671**	**63,352**	**(23.2%)**

Adjusted EBIT for the Farming business was $48.7 million, 23.6% or $9.3 million higher than 2015. The increase is due to higher margins driven by the elimination of export taxes, export controls and enhanced by the devaluation of the Argentine peso.

Regarding our Land Transformation business we did not sell any farms during 2016, compared to a $24.0 million gain from the sale of three farms in 2015.

On a quarterly basis, Adjusted EBIT for the Farming business was $5.1 million, $4.3 million lower than 4Q15. This reduction is mainly explained by extraordinary gains generated in 4Q15 from the mark-to-market of grain inventories and commodity derivatives amounting to $6.1 million. This reduction is mainly explained by positive gains in 4Q15 from the mark-to-market effect of inventories and commodity derivatives (see 9).

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 30 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

8

adecoagro

4Q16

Crops

Crops - Highlights							
	metric	**4Q16**	**4Q15**	**Chg %**	**2016**	**2015**	**Chg %**
Gross Sales	*$ thousands*	32,476	39,467	(17.7%)	142,124	154,741	(8.2%)
	thousand tons	391.2	208.6	87.5%	688.2	499.2	37.9%
	$ per ton	83.0	189.2	(56.1%)	206.5	310.0	(33.4%)
Adjusted EBITDA	*$ thousands*	4,558	9,905	(54.0%)	27,462	33,211	(17.3%)
Adjusted EBIT	***$ thousands***	**4,218**	**8,906**	**(52.6%)**	**26,093**	**30,784**	**(15.2%)**
Planted Area (1)	*hectares*	148,899	152,778	(2.5%)	148,899	152,778	(2.5%)

(1) Does not include second crop planted area.

Agricultural activities during the fourth quarter of 2016 consist mainly of the harvest of winter crops and the planting of summer crops. Profit during the quarter is derived from the harvest of winter crops (wheat & barley), the fair value recognition of summer crops with significant growth as of December 31, the mark-to-market effect of grain inventories and the mark-to-market effect of commodity hedges. Adjusted EBIT for our Crops segment during 4Q16 was $4.2 million compared to $8.9 million in 4Q15. Financial performance in 4Q15 was mainly a result of increasing grain prices in Argentina following the presidential elections, as the market speculated on lower export taxes and controls for the agricultural sector from the new administration. The increase in local prices generated a $4.8 million gain in 4Q15 from the mark-to-market effect of grain inventories, compared to $0.4 million in 4Q16. No gain or loss from commodity hedges was generated in 4Q16, while in 4Q15 we recorded a $2.4 million as soybean and corn prices weakened.

On a full year basis, Adjusted EBIT was $26.1 million in 2016, compared to $30.8 million in 2015. Nonetheless, crop margins were significantly better in 2016: Gross Margin before Operating Expenses reached $43.4 million in 2016 compared to $26.7 million in 2015. This operating improvement is due to higher local prices resulting from lower export taxes and controls, and lower costs driven by the devaluation of the Argentine peso. Operating performance was offset by losses from the mark-to-market effect of our commodity hedges. In 2016, as a result of the rebound in international soybean and corn prices, our derivatives hedge position generated an $8.8 million loss, compared to a $16.4 million gain booked in 2015.

In the table below, we provide a profitability analysis per crop season. Line items such as "Changes in Fair Value" and gains/losses from commodity hedges for the 2016, 2015 and 2014 fiscal years have been allocated amongst the 2015/16 and 2014/15 crop years.

Adjusted EBIT per Crop Year				
2015/2016 Crop	**million $**	**2014/2015 Crop**	**million $**	**Chg%**
Changes in FV booked in 2015	2.5	Changes in FV booked in 2014	(2.8)	n.a
Changes in FV booked in 2016	42.8	Changes in FV booked in 2015	9.1	372.6%
Net Realizable Value in 2016	(5.8)	Net Realizable Value in 2015	14.7	(139.8%)
Selling, General & Admin Expenses in 2016	(8.5)	Selling, General & Admin Expenses in 2015	(9.7)	(12.4%)
Hedge Results booked in 2014	(0.9)	Hedge Results booked in 2013	0.2	n.a
Hedge Results booked in 2015	6.7	Hedge Results booked in 2014	8.0	(17.0%)
Hedge Results booked in 2016	(4.2)	Hedge Results booked in 2015	7.6	n.a
Adjusted EBIT	**32.5**	**Adjusted EBIT**	**27.1**	**19.9%**

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Adjusted EBIT during the 2015/16 season reached $32.5 million, 19.9% higher than the 2014/15 harvest season. This analysis reflects the positive impact of the elimination of export taxes, export restrictions and Argentine peso devaluation on margins, which were partially offset by lower international commodity prices.

Crop sales in 2016 reached $142.1 million, 8.2% lower than in 2015. The decrease is explained by lower commodity prices, despite a 1.8% growth in volume. Crop sales during 4Q16 reached $32.5 million, 17.7% lower than 4Q15, primarily on account of lower wheat and soybean selling prices.

Crops - Gross Sales Breakdown

	Amount ($ '000)			Volume (tons)			$ per unit		
Crop	4Q16	4Q15	Chg %	4Q16	4Q15	Chg %	4Q16	4Q15	Chg %
Soybean	7,689	12,340	(37.7%)	30,860	49,369	(37.5%)	249	250	(0.3%)
Corn [(1)]	12,893	13,286	(3.0%)	79,653	93,247	(14.6%)	162	142	13.6%
Wheat [(2)]	10,558	6,294	67.7%	79,465	38,675	105.5%	133	163	(18.4%)
Sunflower	911	1,869	(51.2%)	1,495	4,926	(69.7%)	609	379	60.6%
Cotton	159	2,056	(92.3%)	238	2,724	(91.3%)	669	755	(11.4%)
Others	266	3,622	(92.7%)	-	-	n.a			
Total	**32,476**	**39,467**	**(17.7%)**	**191,711**	**188,942**	**1.5%**			

	Amount ($ '000)			Volume (tons)			$ per unit		
Crop	2016	2015	Chg %	2016	2015	Chg %	2016	2015	Chg %
Soybean	63,797	75,361	(15.3%)	243,755	283,805	(14.1%)	262	266	(1.4%)
Corn [(1)]	48,502	41,924	15.7%	294,696	281,271	4.8%	165	149	10.4%
Wheat [(2)]	18,191	16,750	8.6%	129,561	96,528	34.2%	140	174	(19.1%)
Sunflower	7,275	7,938	(8.3%)	18,793	21,560	(12.8%)	387	368	5.1%
Cotton	1,434	3,317	(56.8%)	1,434	4,974	(71.2%)	1,000	667	50.0%
Others	2,925	9,451	(69.1%)	-	-	n.a	n.a	n.a	-
Total	**142,124**	**154,741**	**(8.2%)**	**688,239**	**688,137**	**0.0%**			

(1) Includes sorghum

(2) Includes barley

Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR)

The table below shows the gains or losses from crop production generated in 2016. Our crop operations related to the 2015/16 season, which was harvested between January and June, generated Changes in Fair Value of $42.8 million. As of December 31, 2016, 18,382 hectares pertaining to the 2016/17 harvest (mainly corn, soybean and sunflower) had attained significant biological growth, generating initial recognition and Changes in Fair Value of biological assets of $0.7 million. In addition, 38,445 hectares of 2016/17 winter crops (wheat, barley and sunflower) had been harvested, generating Changes in Fair Value of $5.3 million. As a result, total Changes in Fair Value of Biological Assets and Agricultural Produce during 2016 reached $48.8 million, compared to $11.6 million generated in 2015. The increase is mainly attributable to higher commodity prices in Argentina and lower production costs due to the depreciation of the argentine peso.

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4Q16

Crops - Changes in Fair Value Breakdown									
2016	**metric**	**Soy**	**Soy 2nd Crop**	**Corn**	**Corn 2nd Crop**	**Wheat**	**Sunflower**	**Cotton**	**Total**
2015/16 Harvest Year									
Total Harvested Area	***Hectares***	**59,526**	**30,275**	**39,867**	**3,992**	**31,543**	**9,548**	**-**	**174,751**
Area harvested in previous periods	*Hectares*	59,526	30,275	39,776	3,992	31,543	9,548	-	174,660
Area harvested in current period	*Hectares*	-	-	-	-	-	-	-	-
Planted area with significant biological growth	*Hectares*	-	-	-	-	-	-	-	-
Changes in Fair Value 12M16 from harvested area 2015/16 (i)	***$ thousands***	**17,252**	**8,774**	**14,109**	**1,413**	**(11)**	**1,275**	**-**	**42,813**
2016/17 Harvest Year									
Total Planted Area	*Hectares*	**54,693**	**24,890**	**41,420**	**2,268**	**39,100**	**5,454**	**2,640**	**170,465**
Area planted in initial growth stages	*Hectares*	51,557	24,890	30,112	2,268	-	2,171	-	110,998
Area planted with significant biological growth	*Hectares*	3,136	-	11,308	-	1,499	2,439	-	18,382
Area harvested in current period	*Hectares*	-	-	-	-	37,601	844	-	38,445
Changes in Fair Value 12M16 from planted area 2016/16 (i)	***$ thousands***	**228**		**318**		**25**	**113**	**-**	**684**
Changes in Fair Value 12M16 from harvested area 2016/17 (ii)	***$ thousands***	**-**	**-**	**-**	**-**	**5,211**	**82**	**-**	**5,293**
Total Changes in Fair Value in 12M16 (i+ii)	***$ thousands***	**17,480**	**8,774**	**14,427**	**1,413**	**5,226**	**1,470**	**-**	**48,790**

Rice

Rice - Highlights							
	metric	**4Q16**	**4Q15**	**Chg %**	**2016**	**2015**	**Chg %**
Gross Sales	*$ thousands*	15,673	18,642	(15.9%)	96,562	84,668	14.0%
Gross Sales of White Rice	*$ thousands*	12,190	15,496	(21.3%)	84,968	74,133	14.6%
	thousand tons (1)	40.0	47.0	(14.9%)	295.8	201.4	46.9%
	$ per ton	305	330	(7.6%)	287	368	(22.0%)
Gross Sales of By-products	*$ thousands*	3,602	3,133	15.0%	11,713	10,523	11.3%
Adjusted EBITDA	*$ thousands*	(119)	163	(173%)	11,698	6,274	86.5%
Adjusted EBIT	***$ thousands***	**(1,005)**	**(539)**	**n.a**	**8,932**	**3,287**	**171.7%**
Area under production (2)	*hectares*	39,728	37,565	5.8%	39,728	37,565	5.8%
Rice Mills							
Total Rice Produced	*thousand tons* (1)	45.8	36.4	25.9%	223.2	170.5	30.9%
Ending stock	*thousand tons* (1)	24.7	35.7	(30.6%)	24.7	35.7	(30.6%)

(1) Of rough rice equivalent.

(2) Areas under production correspond to the 2015/16 and 2016/17 harvest years

Adjusted EBIT corresponding to Adecoagro's 2016 rice segment is primarily explained by the harvest of the 2015/16 crop season during 1Q16 and 2Q16, and the biological growth of the 2016/17 season at year-end. The rice crop is planted during the end of the third quarter, grows mainly throughout the fourth quarter, and is mostly harvested during the first quarter of the following year. Harvested rough rice is processed throughout the year and transformed into white rice, which is sold in the local and export markets year round. The majority of the segment's margins are generated in the first quarter as the crop is harvested, while only a small portion of the margin is generated as the rice is processed and sold during the fourth quarter.

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Rice sales during 2016 reached $96.7 million, 14.2% higher than the previous year, mainly driven by higher selling volumes and partially offset by lower selling prices. White rice sales volumes increased by 46.9% while average realized prices fell by 22.0% driven by global supply and demand.

Adjusted EBIT for 2016 totaled $8.9 million, 171.7% higher than 2015 as a result of: (i) higher white rice sales volumes as explained above; (ii) lower production costs measured in US dollars resulting from the depreciation of the Argentine peso in real terms; and (iii) a 15.2% increase in rice yields in the 2015/16 crop compared to the 2014/15 crop.

The table below provides a breakdown of the margin recognized throughout the biological growth and the harvest of our rice for the previous harvest (2015/16) and the current harvest (2016/17).

Rice - Changes in Fair Value Breakdown		
12M16	**metric**	**Rice**
2015/16 Harvest Year		
Total Harvested Area	***Hectares***	**37,580**
Area harvested in previous periods	*Hectares*	37,580
Area harvested in current period	*Hectares*	-
Planted area with significant biological growth	*Hectares*	-
Changes in Fair Value 12M16 from harvested area 2015/16 (i)	***$ thousands***	**10,047**
2016/17 Harvest Year		
Total Planted Area	*Hectares*	**39,728**
Area planted in initial growth stages	*Hectares*	2,265
Area planted with significant biological growth	*Hectares*	37,463
Changes in Fair Value 12M16 from planted area 2016/17 (ii)	***$ thousands***	**451**
Total Changes in Fair Value in 9M16 (i+ii)	***$ thousands***	**10,498**

Regarding the 2016/17 rice crop, during 3Q16 and 4Q16, 39,728 hectares were planted, 5.7% higher than the previous crop primarily as a result of our land transformation activities. In 2016, the rice segment generated Changes in Fair Value of Biological Assets and Agricultural Produce of $10.5 million, compared to $2.8 million in 2015.

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4Q16

Dairy

Dairy - Highlights	metric	4Q16	4Q15	Chg %	2016	2015	Chg %
Gross Sales	*$ thousands* [(1)]	11,484	7,591	51.3%	32,897	32,980	(0.3%)
	million liters [(2)]	31.9	24.7	29.3%	104.4	89.7	16.4%
	$ per liter [(3)]	0.33	0.27	22.5%	0.28	0.33	(13.0%)
Adjusted EBITDA	*$ thousands*	1,920	1,335	43.8%	5,717	6,356	(10.1%)
Adjusted EBIT	***$ thousands***	**1,679**	**993**	69.1%	**4,753**	**4,900**	(3.0%)
Milking Cows	*Average Heads*	6,967	6,752	3.2%	6,880	6,658	3.3%
Cow Productivity	*Liter/Cow/Day*	38.6	38.6	(0.2%)	36.7	36.3	1.0%
Total Milk Produced	*million liters*	24.7	24.0	3.0%	92.4	88.6	4.3%

(1) Includes (i) $0.8 million from sales of culled cows in 4Q16 and $0.9 million in 4Q15, (ii) $0.05 million from sales of whey 4Q16; and (iii) $3.2 million from sales of powder milk in 4Q16

(2) Selling volumes include (i) 8.1 million liters of powder milk in 4Q16

(3) Sales price includes the sale of fluid milk and whole milk powder and excludes cattle and whey sales

From an operational standpoint, 2016 was a very good year for our dairy business. Operational performance continues to improve and has exceeded our targets. Cow productivity increased by 1.0% year-over-year, reaching a record of 36.7 liters/cow/day. This is a strong indication that cow comfort and health are well managed and that our operational teams are focused on maximizing efficiency. Improved cow management has also allowed us to increase operating capacity of the dairy to over 6,800 cows, 3.3% above last year and 5% above our initial expectations. As a result of these two factors, milk production reached a total of 92.4 million liters in 2016 and 24.7 million during 4Q16, 4.3% and 3.0% respectively higher year-over-year and quarter-over-quarter.

Despite strong operational performance, Adjusted EBIT in 2016 reached $4.8 million, 3.0% lower than the same period of 2015. This decrease was primarily explained by a 13.0% decrease in milk prices, measured in USD, resulting from a combination of weak international prices and the devaluation of the Argentine peso.

The multi-year downward trend in milk prices was reverted during 4Q16, driven by global supply and demand dynamics and coupled by abundant rainfalls in Argentina which resulted in supply shortages. The rebound in prices has positively affected our financial performance, resulting in a 22.5% increase in selling prices and a 69.1% increase in Adjusted EBIT year-over-year. We expect these attractive price fundamentals to continue throughout 2017.

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All Other Segments

All Other Segments - Highlights	metric	4Q16	4Q15	Chg %	2016	2015	Chg %
Gross Sales	*$ thousands*	183	314	(41.7%)	960	1,302	(26.3%)
Adjusted EBITDA	*$ thousands*	270	107	152.3%	9,085	677	1,241.9%
Adjusted EBIT	*$ thousands*	**234**	**47**	**397.9%**	**8,893**	**401**	**2,117.7%**

All Other Segments is primarily composed of our Cattle segment, among others. Our Cattle segment consists of over 60 thousand hectares of pasture land that is not suitable for crop production and is leased to third parties for cattle grazing activities. As of 2016, 27 thousand hectares are currently under lease agreements.

Adjusted EBIT for All Other Segments increased by $0.2 million in 4Q16, compared to the same period last year. Regarding full year 2016, adjusted EBIT reached $8.9 million. As previously explained in our 3Q16 Earnings Release, $8.1 million corresponds to the settlement of an arbitration dispute with Marfrig Argentina SA, subsidiary of Marfrig Alimentos SA. The settlement compensates Adecoagro for unpaid invoices and provides indemnification for early termination of lease agreements for cattle grazing activities entered in December 2009, in which Marfrig Argentina SA acted as the lessee and Adecoagro's subsidiaries as lessors.

Land Transformation business

Land transformation - Highlights	metric	4Q16	4Q15	Chg %	2016	2015	Chg %
Adjusted EBITDA	*$ thousands*	-	23,980	- %	-	23,980	- %
Adjusted EBIT	***$ thousands***	**-**	**7,914**	**- %**	**-**	**7,914**	**- %**
Land sold	*Hectares*	-	18,718	- %	-	18,718	- %

There were no farm sales in 4Q16. Land transformation is an ongoing process in our farms, which consists of transforming undervalued and undermanaged land into its highest production capabilities. Adecoagro is currently engaged in the transformation of several farms in the northeastern region of Argentina, where farms formerly used for cattle grazing are being successfully transformed into high yielding crop and rice farms.

The company is continuously seeking to recycle its capital by disposing of a portion of its developed farms. This allows the company to monetize the capital gains generated by its transformed farms and re-allocate its capital to other farms or assets with higher risk-adjusted returns, thereby enhancing return on invested capital.

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Sugar, Ethanol & Energy Business

Operational Performance

Sugar, Ethanol & Energy - Selected Information							
	metric	**4Q16**	**4Q15**	**Chg %**	**2016**	**2015**	**Chg %**
Milling							
Sugarcane Milled	***tons***	**3,117,916**	**1,794,057**	**73.8%**	**11,114,509**	**8,335,447**	**33.3%**
Own Cane	*tons*	*2,813,302*	*1,700,948*	*65.4%*	*10,164,671*	*7,396,926*	*37.4%*
Third Party Cane	*tons*	*304,614*	*93,109*	*227.2%*	*949,837*	*938,521*	*1.2%*
Production							
Sugar	tons	212,925	81,499	161.3%	701,060	464,929	50.8%
Ethanol	*M3*	121,199	84,908	42.7%	422,395	361,001	17.0%
Hydrous Ethanol	*M3*	*70,675*	*47,890*	*47.6%*	*252,908*	*206,508*	*22.5%*
Anhydrous Ethanol	*M3*	*50,524*	*37,018*	*36.5%*	*169,487*	*154,493*	*9.7%*
TRS Equivalent Produced	tons	429,405	230,211	86.5%	1,453,184	1,102,357	31.8%
Sugar mix in production		*52%*	*37%*	*40.1%*	*50%*	*44%*	*14.4%*
Ethanol mix in production		*48%*	*63%*	*(23.5%)*	*50%*	*56%*	*(11.3%)*
Energy Exported (sold to grid)	*MWh*	257,993	116,552	121.4%	751,037	553,090	35.8%
Cogen efficiency (KWh sold per ton crushed)	*KWh/ton*	*82.7*	*65.0*	*27.4%*	*67.6*	*66.4*	*1.8%*
Agricultural Metrics							
Harvested own sugarcane	*tons*	2,813,302	1,700,948	65.4%	10,164,671	7,396,926	*37.4%*
Harvested area	*Hectares*	30,907	17,995	71.8%	103,559	79,519	*30.2%*
Yield	*tons/hectare*	90.9	94.5	(3.8%)	98.2	93.0	*5.5%*
TRS content	*kg/ton*	134.4	126.9	5.9%	127.3	132.0	*(3.5%)*
TRS per hectare	*kg/hectare*	12,220	11,998	1.8%	12,500	12,276	*1.8%*
Mechanized harvest	*%*	98%	98%	0.4%	98.4%	97.7%	*0.6%*
Area							
Sugarcane Plantation	*hectares*	134,591	129,299	4.1%	134,591	129,299	4.1%
Expansion & Renewal Area	hectares	5,475	2,642	107.2%	20,255	12,865	57.4%

We milled a total of 3.1 million tons of sugarcane in 4Q16, 73.8% higher than 4Q15. Dry weather during November and December resulted in 64 effective milling days, 45% higher than in 4Q15. Our production mix was slanted towards sugar production during 4Q16 to profit from higher sugar prices as compared to ethanol prices (22.6% higher on average). As a result, sugar production increased by 161.3% year-over-year to 212.9 thousand tons, while ethanol production increased by 42.7% to 121.2 thousand cubic meters in the same period. Overall, production measured in TRS equivalent increased 86.5% year-over-year.

On a full year basis, sugarcane crushing reached 11.1 million tons, 33.3% higher than the previous year. This growth was mainly driven by the ramp up of our cluster in Mato Grosso do Sul, coupled by the implementation of the "continuous" or "non-stop" harvest production model[1]. Consequently, sugar, ethanol and energy production increased by 50.8%, 17.0%, and 35.8% compared to the previous year, respectively, while total production measured in TRS equivalent increased by 31.8%. Considering that over 85% of production costs are fixed, it's worth highlighting that this was the first time we operate at full nominal capacity.

(1) With this model, we harvest and crush sugarcane year round, without stopping during the traditional off-season. For more information, please refer to 1Q16 earnings release, page 3

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In terms of agricultural productivity, sugarcane yields in 4Q16 reached 90.9 tons/ha, 3.8% lower than 4Q15, while TRS content per ton of sugarcane was 134.4 kg/ton, 5.9% higher year-over-year. The combination of these two effects resulted in TRS production per hectare of 12.2 tons/ha, 1.8% above the previous year. Enhanced agricultural performance is explained by our focus on improving our agricultural operations. Some examples include: (i) effective implementation of pest control, (ii) utilization of best cane varieties for the region, (iii) harvesting the cane at its optimum growth cycle; and (iv) timely renewal of the sugarcane plantation. Sugarcane productivity was also positively affected by favorable weather conditions during the growth season.

As of December 31, 2016, our sugarcane plantation consisted of 134,591 hectares, representing a 4.1% growth year-over-year. Sugarcane planting continues to be a key strategy to supply our mills with sufficient quality raw material to operate at full capacity. During 4Q16 we planted a total of 5,475 hectares of sugarcane. Of this total area, 1,436 hectares correspond to expansion areas planted to supply the additional sugarcane needed in 2017 to operate at full capacity under the "continuous harvest" model; and 4,039 hectares correspond to areas planted to renew old plantations with younger high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights						
$ thousands	**4Q16**	**4Q15**	**Chg %**	**2016**	**2015**	**Chg %**
Net Sales [(1)]	259,481	143,747	80.5%	568,820	374,977	51.7%
Gross Profit Manufacturing Activities	80,144	39,405	103.4%	176,199	99,831	76.5%
Adjusted EBITDA	**112,067**	**50,355**	**122.6%**	**265,044**	**167,180**	**58.5%**
Adjusted EBITDA Margin	43.2%	35.0%	23.3%	46.6%	44.6%	4.5%
Adjuted EBITDA Margin (net of third party commercialization)	48.4%	39.5%	22.7%	54.7%	50.0%	9.5%

(1) Net Sales are calculated as Gross Sales net of sales taxes.

The Sugar, Ethanol and Energy business delivered strong operational and financial performance during 4Q16. As shown in the table above, net sales reached $259.5 million, 80.5% higher than 4Q15 while gross profit from manufacturing activities increased by 103.4% from $39.4 million in 4Q15 to $80.1 million in 4Q16. Adjusted EBITDA reached $112.1 million in 4Q16, 122.6% or $61.7 million higher year-over-year. Adjusted EBITDA margin was 43.2% and increases to 48.4% when excluding third party commercialization[(1)].

The main factors contributing to the solid financial performance were: (i) a 73.8% increase in sugarcane crushing, which resulted in a 161.3% and a 42.7% growth in sugar and ethanol production; and a 39.4% and 1.3% increase in sugar and ethanol sales volumes, respectively; (ii) a 51.0% and 36.4% increase in sugar and ethanol average realized selling prices, respectively; (iii) a 13.1% decrease in unitary production costs; and (iv) a $16.2 million gain from the mark-to-market effect of our sugar hedge position compared to a $9.7 million loss in 4Q15. Results were partially offset by a $24.8 million loss in changes in fair value of unharvested sugarcane (to be harvested in the next 12 months), as a result of slightly lower sugar futures prices and lower estimated productivity.

On a cumulative basis, Adjusted EBITDA in 2016 grew 58.5% to $265.0 million. Adjusted EBITDA margin grew from 44.6% to 46.6% while Adjusted EBITDA margin excluding third party commercialization[(2)] grew from 50.0%

(2) Please refer to footnote 3 on page 1 for a definition of Adjusted EBITDA margin excluding third party commercialization.

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to 54.7%. This growth is primarily explained by (i) a 33.3% increase in sugarcane crushing as a result of the "continuous harvest" model, which coupled with a higher sugar mix has resulted in a 50.8% growth in sugar production and a 43.6% increase in sugar sales volumes; (ii) higher sugar and ethanol average realized prices, 29.6% and 25.5% respectively; (iii) enhanced agricultural productivity complemented by the devaluation of the BRL, which resulted in a 4.6% dilution of production costs per ton of sugarcane crushed, year-over-year. Results were partially offset by (iv) a $7.9 million reduction in gains from changes in fair value of our unharvested sugarcane (to be harvested in the next 12 months), mainly as a result of slightly lower sugar futures prices and lower estimated sugarcane yields as a result of the stabilization of our plantation; and (vi) a $6.7 million loss from the mark-to-market effect of our sugar hedge position, compared to a $7.3 million gain in 2015.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)	$ thousands			Units			($/unit)		
	4Q16	4Q15	Chg %	4Q16	4Q15	Chg %	4Q16	4Q15	Chg %
Sugar (tons)(2)	144,234	68,534	110.5%	341,315	244,820	39.4%	423	280	51.0%
Ethanol (cubic meters)	93,972	68,009	38.2%	176,902	174,610	1.3%	531	389	36.4%
Energy (Mwh)(3)	21,275	7,204	195.3%	488,403	123,451	295.6%	44	58	(25.4%)
TOTAL	**259,481**	**143,747**	**80.5%**						
	$ thousands			**Units**			**($/unit)**		
	2016	**2015**	**Chg %**	**2016**	**2015**	**Chg %**	**2016**	**2015**	**Chg %**
Sugar (tons)(2)	330,520	177,517	86.2%	859,331	598,314	43.6%	385	297	29.6%
Ethanol (cubic meters)	191,190	156,430	22.2%	395,922	406,444	(2.6%)	483	385	25.5%
Energy (Mwh)(3)	47,110	41,030	14.8%	1,028,323	607,532	69.3%	46	68	(32.2%)
TOTAL	**568,820**	**374,977**	**51.7%**						

(1) Net Sales are calculated as Gross Sales net of ICMS, PIS, CONFINS, INSS and IPI taxes.

(2) Includes commercialization of third party sugar: 55.1k tons ($25.7m) in 4Q16; 195.5k tons ($81.8m) in 2016; 53.5k tons ($16.4m) in 4Q15; 117.6k tons ($39.6m) in 2015.

(3) Includes commercialization of energy from third parties.

Net sales during 4Q16 reached $259.5 million, 80.5% higher than 4Q15. The growth in sales was driven by higher sugar and energy volumes and higher sugar and ethanol prices.

Sugar sales volumes grew by 39.4% year-over-year, mainly as a result of an 73.8% increase in the volume of sugarcane crushed coupled with a 5.9% increase in TRS per ton and a higher sugar mix, resulting in a 161.3% increase in sugar production. In addition, we commercialized 55.1 thousand tons of sugar from third parties. Although these transactions have significantly lower margins than our production operation, they increase our profit in absolute terms and provide enhanced flexibility and synergies for our commercial strategy. Our average realized selling price was $423 per ton, which was 51.0% higher than 4Q15, resulting in an 110.5% increase in net sales.

Ethanol sales in 4Q16 were 38.2% higher year-over-year, mainly as a result of a 36.4% increase in average selling prices coupled with a slight increase of 1.3% in selling volumes despite of the fact that ethanol mix was reduced from 63% to 48% in 4Q16. As of December 31, 2016, our ethanol inventory was 69.3 thousand cubic meters, 54.6% higher than a year ago, which will allow us to continue capturing the attractive inter-harvest prices in January 2017.

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4Q16

In the case of energy, export volumes to the grid increased by 295.6% driven by the growth in sugarcane crushing and boosted by the commercialization of 230 thousand MWh of energy from third party mills. The increase in volumes allowed us to offset weaker energy prices. Overall, energy sales in 4Q16 reached $21.3 million, 195.3% higher year-over-year.

On a year-to-date basis, net sales of sugar, ethanol and energy reached $568.8 million, 51.7% higher than the previous year. The growth in sales has been driven by higher sugar and energy sales volumes and strong sugar and ethanol prices.

Sugar, Ethanol & Energy - Total Production Costs						
$ thousands	**4Q16**	**4Q15**	**Chg %**	**2016**	**2015**	**Chg %**
Industrial costs	13,925	11,775	18.3%	56,118	41,289	35.9%
Agricultrual costs	89,044	56,372	58.0%	260,286	207,344	25.5%
Harvest costs	*52,492*	*41,695*	*25.9%*	*152,713*	*124,243*	*22.9%*
Cane from 3rd parties	*9,765*	*2,757*	*254.3%*	*26,555*	*24,182*	*9.8%*
Leasing costs	*10,046*	*6,386*	*57.3%*	*38,380*	*29,914*	*28.3%*
Maintenance costs	*16,741*	*5,534*	*202.5%*	*42,638*	*29,005*	*47.0%*
Total Production Costs	**102,969**	**68,147**	**51.1%**	**316,404**	**248,632**	**27.3%**
Total producton costs per ton of sugarcane crushed (USD/Ton)	*33*	*38*	(13.1%)	*28*	*30*	(4.6%)

As shown in the table above, production costs per ton of sugarcane crushed during 4Q16 decreased by 13.1% compared to 4Q15, as a result of an 73.8% increase in sugarcane crushing, coupled with operational enhancements and cost efficiencies. It is important to highlight that more than 85% of our production costs are fixed, and as a result, every marginal ton that we are able to crush has a significant impact on cost dilution and margin expansion. On a full year basis, unitary costs remain 4.6% lower compared to previous year.

Sugar, Ethanol & Energy - Changes in Fair Value						
$ thousands	**4Q16**	**4Q15**	**Chg %**	**2016**	**2015**	**Chg %**
Changes in FV Harvested Sugarcane (Agricultural Produce)	**29,630**	**11,936**	**148.2%**	**60,386**	**24,485**	**146.6%**
Changes in FV Unharvested Sugarcane = [(a+b)-(c +d-e)]	**(21,115)**	**3,714**	**(668.5%)**	**319**	**8,298**	**(96.2%)**
Sugarcane Valuation Model current period (a)	*82,380*	*59,077*	*39.4%*	*82,380*	*59,077*	*39.4%*
Capitalized crop maintenance costs LTM as of current period (b)	*(45,998)*	*(49,892)*	*(7.8%)*	*(45,998)*	*(49,892)*	*(7.8%)*
Sugarcane Valuation Model previous period (c)	*106,259*	*48,520*	*119.0%*	*59,077*	*60,667*	*(2.6%)*
Capitalized crop maintenance costs LTM as of previous period(d)	*(47,524)*	*(45,812)*	*3.7%*	*(35,781)*	*(41,351)*	*(13.5%)*
Exchange rate difference (e)	*1,238*	*(2,763)*	*(144.8%)*	*(12,767)*	*18,429*	n.a
Total Changes in Fair Value	**8,515**	**15,651**	**(45.6%)**	**60,706**	**32,784**	**85.2%**

Total Changes in Fair Value of Biological Assets during 4Q16 reached $8.5 million and $60.7 million in 2016. In both periods, changes in fair value for harvested sugar has increased year-over-year, as a result of high productivity and attractive prices, while changes in fair value for the unharvested sugarcane (what is currently growing on the fields and will be harvested during the next 12 months) has decreased and is lower year-over-year. This reduction is the result of lower sugar futures prices and lower sugarcane yields estimated for the next season compared to our estimates as of 3Q16.

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adecoagro
4Q16

Corporate Expenses

Corporate Expenses						
$ thousands	**4Q16**	**4Q15**	**Chg %**	**2016**	**2015**	**Chg %**
Corporate Expenses	(4,844)	(5,820)	(16.8%)	(20,957)	(21,776)	(3.8%)

Adecoagro's corporate expenses include items that have not been allocated to a specific business segment, such as directors, executive officers and headquarters staff, and certain professional fees, travel expenses, and office lease expenses, among others. As shown on the table above, corporate expenses during 2016 reached $21.0 million, marking a 3.8% decrease compared to the previous year. The reduction is primarily explained by the year-over-year depreciation of the Brazilian Real and the Argentine Peso.

Other Operating Income

Other Operating Income						
$ thousands	**4Q16**	**4Q15**	**Chg %**	**2016**	**2015**	**Chg %**
Gain / (Loss) from commodity derivative financial instruments	15,694	(8,090)	n.a	(16,007)	22,148	n.a
Gain/(Loss) from forward contracts	(29)	(27)	7.4%	(44)	(25)	- %
Gain from disposal of farmland and other assets	0	7,914	(100.0%)		7,914	- %
Gain from disposal of other property items	(1,334)	(188)	609.6%	(1,255)	721	n.a
Gain/(Loss) from disposal of biological assets	(39)	-	- %	(39)	-	- %
Other	364	190	91.8%	9,048	308	2,837.8%
Total	**14,656**	**(201)**	**n.a**	**(8,297)**	**31,066**	**n.a**

Other Operating Income in 4Q16 was a gain of $14.7 million, marking a $14.9 million increase compared to 4Q15. This is primarily explained by a $15.7 million gain from our commodity hedge position as a result of the rebound in sugar prices between September 30 and December 31, 2016.

On a full year basis, we recorded an $8.3 million loss in Other Operating Income, marking $39.4 million decrease compared to 2015. This is mainly explained by: (i) a $9.4 million loss related to our soybean and corn hedge position, marking a $24.2 million decrease compared to the previous year; (ii) a $6.7 million loss related to our sugar hedge position, marking a $14.0 million decrease compared to the previous year. This was partially offset by a $9.0 million gain in "Other", mostly related to the successful settlement of an arbitration dispute with Marfrig SA.

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adecoagro
4Q16

Financial Results

Financial Results						
$ thousands	**4Q16**	**4Q15**	**Chg %**	**2016**	**2015**	**Chg %**
Interest Expenses, net	(11,821)	(11,149)	6.0%	(40,527)	(41,290)	(1.8%)
Cash Flow Hedge - Transfer from Equity	(33,028)	(17,862)	84.9%	(85,214)	(32,700)	160.6%
FX Gain/(Loss), net	(3,878)	(20,313)	(80.9%)	(19,062)	(23,423)	(18.6%)
Gain/(Loss) from derivative financial Instruments	1,145	(149)	n.a	(5,694)	(4,437)	28.3%
Taxes	(806)	(1,046)	(22.9%)	(2,719)	(3,358)	(19.0%)
Other Expenses, net	(1,917)	(139)	1,279.1%	(4,207)	(2,532)	66.2%
Total Financial Results	**(50,305)**	**(50,658)**	**(0.7%)**	**(157,423)**	**(107,740)**	**46.1%**

Net Financial Results in 2016 totaled a loss of $157.4 million, compared to a loss of $107.7 million in 2015, mainly as a result of non-cash adjustments. The most relevant changes year-over-year are:

- Net interest expense decreased by $0.8 million in 2016 mainly driven the depreciation of the Brazilian Real and Argentine Peso and a lower average debt across the year.
- Foreign currency losses (reflected in "Cash Flow Hedge[(1)]" and "Fx Gain/Loss" line items) totaled $104.3 million in 2016 compared to $56.1 million in 2015. These are non-cash accounting adjustments. The increase in losses in 2016 is mostly attributed to (i) financial debt maturities increased 70% in 2016 compared to 2015 (cash flow hedge currency losses are reclassified from equity to the P/L as debt is amortized); (ii) the 22% depreciation of the Argentine peso during 2016, which was partially offset by a 14% appreciation of the BRL.

(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

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adecoagro
4Q16

Commodity Hedging

Adecoagro's performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivative instruments to mitigate swings in prices by locking margins and stabilizing profits. The table below shows the average selling prices for Adecoagro's physical sales (i.e., volumes and average prices including past sales invoiced/delivered and fixed-price forward contracts).

Commodity Hedge Position - as of December 31, 2016			
Farming	Consolidated Hedge Position		
		Avg. FAS Price	CBOT FOB
	Volume (1)	USD/Ton	USD/Bu
2015/2016 Harvest season			
Soybeans	218,998	266.5	1,028.2
Corn	235,708	163.7	405.6
2016/2017 Harvest season			
Soybeans	110,224	220.0	878.9
Corn	114,845	173.2	441.7

Sugar, Ethanol & Energy	Consolidated Hedge Position		
		Avg. FOB Price	ICE FOB
	Volume (1)	USD/Unit	Cents/Lb
2016/2017 Harvest season			
Sugar (tons)	663,600	345.0	15.6
Ethanol (m3)	358,758	483.5	n.a
Energy (MW/h) (2)	744,294	57.3	n.a
2017/2018 Harvest season			
Sugar (tons)	232,918	409.6	18.6
Ethanol (m3)	6,900	577	n.a
Energy (MW/h) (2)	676,652	52.9	n.a

(1) Includes volumes delivered/invoiced, forward contracts and derivatives (futures and options).

(2) Energy prices were converted to USD @ an Fx of R/USD 3.45

Recent Developments

As of the end of February 2017, our sugar hedge position related to the 2017/18 harvest season increased to 348.6 thousand tons at an average price of 19.23 cents/lb. In the case of soybean, our 2016/2017 hedge position increased by 9.4 thousand tons at an average price of 274 USD/ton (1,080 cents per/bu FOB CBOT) to 119.6 thousand tons at an average price of 224 USD/ton (895 cents per/bu FOB CBOT) while corn hedge was increased to 13.6 thousand tons at an average price of 153 USD/ton (390 cents per/bu FOB CBOT) to 128.4 thousand tons at an average price of 171 USD/ton (438 cents per/bu FOB CBOT).

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adecoagro
4Q16

Indebtedness

Net Debt Breakdown					
$ thousands	**4Q16**	**3Q16**	**Chg %**	**4Q15**	**Chg %**
Farming	**102,097**	**108,848**	**(6.2%)**	**85,843**	**18.9%**
Short term Debt	44,546	95,283	(53.2%)	70,078	(36.4%)
Long term Debt	57,551	13,564	324.3%	15,765	265.1%
Sugar, Ethanol & Energy	**533,298**	**667,942**	**(20.2%)**	**637,495**	**(16.3%)**
Short term Debt	160,545	242,319	(33.7%)	169,608	(5.3%)
Long term Debt	372,753	425,623	(12.4%)	467,887	(20.3%)
Total Short term Debt	**205,091**	**337,602**	**(39.3%)**	**239,686**	**(14.4%)**
Total Long term Debt	**430,304**	**439,188**	**(2.0%)**	**483,652**	**(11.0%)**
Gross Debt	**635,395**	**776,791**	**(18.2%)**	**723,338**	**(12.2%)**
Cash & Equivalents	158,568	136,482	16.2%	198,894	(20.3%)
Net Debt[(1)]	**476,827**	**640,309**	**(25.5%)**	**524,444**	**(9.1%)**
Net Debt / Adj. EBITDA[(1)]	**1.60x**	**2.42x**	**(34.0%)**	**2.43x**	**(34.1%)**

Adecoagro's net debt as of 2016 year-end was $476.8 million, marking a 25.5% and 9.1% reduction compared to September 30, 2016 and December 31, 2015, respectively. The reduction in net debt was mainly driven by the consolidation of our operations and the conclusion of our capex cycle, which has allowed us to generate positive free cash flow. Decreasing debt combined with the increase in Adjusted EBITDA has resulted in a net debt-to-Adjusted EBITDA ratio of 1.6x, significantly lower than the previous year.

On a consolidated basis, gross debt stands at $635.4 million, 12.2% lower year-over-year and 18.2% lower quarter-over-quarter. As of December 31, 2016, 68% of total debt outstanding was structured as long term, mainly with multi-lateral banks such as IFC and BNDES.

Cash and equivalents as of December 31, 2016, stood at $158.6 million, 16.2% higher quarter-over-quarter.


32%
68%
Short Term
Long Term


31%
69%
BRL
USD

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4Q16

Capital Expenditures & Investments

Capital Expenditures & Investments						
$ thousands	**4Q16**	**4Q15**	**Chg %**	**2016**	**2015**	**Chg %**
Farming & Land Transformation	**5,479**	**4,880**	**12.3%**	**13,683**	**20,717**	**(34.0%)**
Maintenance	1,637	1,148	42.6%	4,291	2,519	70.3%
Expansion	3,842	3,732	2.9%	9,392	18,197	(48.4%)
SE&E	**36,152**	**27,373**	**32.1%**	**119,533**	**129,035**	**(7.4%)**
Maintenance	22,451	5,258	327.0%	80,631	59,276	36.0%
Planting	*10,647*	*1,477*	*620.7%*	*45,741*	16,131	*183.6%*
Industrial & Agricultural Machinery	*11,804*	*3,781*	*212.2%*	*34,889*	*43,145*	*(19.1%)*
Expansion	13,701	22,115	(38.0%)	38,902	69,759	(44.2%)
Planting	*12,576*	*8,284*	*51.8%*	*28,434*	27,886	*2.0%*
Industrial & Agricultural Machinery	*1,125*	*13,831*	*(91.9%)*	*10,469*	*41,873*	*(75.0%)*
Total	**41,631**	**32,253**	**29.1%**	**133,216**	**149,752**	**(11.0%)**

Adecoagro's capital expenditures during 2016 totaled $133.2 million, 11.0% lower than 2015.

The Sugar, Ethanol and Energy business accounted for 89.7% or $119.5 million of total capex. Expansion capex reached $38.9 million, and was mainly destined to expansion of our sugarcane plantation to supply cane to the increase in capacity related to the "continuous or non-stop" harvest implemented at the beginning of 2016. Maintenance capex increased by 36.0%, reaching $80.6 million. Maintenance capex consists mainly of renewal planting to maintain the productivity of our sugarcane plantation and maintenance of the mills and agricultural equipment (combine, tractors, trucks, etc). The increase in maintenance capex is related to a 39% increase in renewal planting area, to 12,163 hectares, explained by the growth and stabilization of our sugarcane plantation. Overall, total capex in the segment decreased by 7.4% as a result of the BRL depreciation, since most of our capex is expensed in local currency.

Farming and Land transformation expenditures accounted for 10.3% or $13.7 million of total capex in 2016. The principal investment consisted in land transformation activities to improve rice productivity through zero-leveling of rice fields. In the dairy business, we have begun the construction of a bio-digester. We believe this will contribute to enhance our operations and develop a more sustainable production system. The bio-digester will also reduce our dependence on the electricity supply from the grid since we will be able to generate enough electricity to operate our business and sell excess power to the grid.

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adecoagro
4Q16

Inventories

End of Period Inventories							
		Volume			thousand $		
Product	***Metric***	**4Q16**	**4Q15**	**% Chg**	**4Q16**	**4Q15**	**% Chg**
Soybean	*tons*	15,642	19,863	(21.3%)	3,775	4,281	(11.8%)
Corn (1)	*tons*	13,422	16,858	(20.4%)	1,774	3,482	(49.1%)
Wheat (2)	*tons*	59,371	61,283	(3.1%)	7,281	7,112	2.4%
Sunflower	*tons*	165	2,548	(93.5%)	44	693	(93.7%)
Cotton lint	*tons*	7	1,382	(99.5%)	6	1,410	(99.6%)
Rough Rice (3)	*tons*	24,734	35,652	(30.6%)	4,837	6,905	(29.9%)
Sugar	*tons*	48,793	15,551	213.8%	15,131	10,774	40.4%
Ethanol	*m3*	69,291	44,812	54.6%	34,470	13,857	148.8%
Total		**231,424**	**197,950**	**16.9%**	**67,317**	**48,513**	**38.8%**

(1) Includes sorghum.

(2) Includes barley.

(3) Expressed in rough rice equivalent

Variations in inventory levels between 2016 and 2015 are attributable to (i) changes in production volumes resulting from changes in planted area, the production mix between different crops and in yields obtained, (ii) a different percentage of area being harvested during the period, and (iii) changes in the commercial and selling strategy for each product. As of the end of February 2017, sugar and ethanol inventories have decreased significantly due to sales during January and February.

24

Forward-looking Statements This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission. These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. 25

Reconciliation of Non-IFRS measures To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release: Adjusted EBITDA Adjusted EBIT Adjusted EBITDA margin Free Cash Flow from Operations Free Cash Flow Net Debt Net Debt to Adjusted EBITDA In this section, we intend to provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures of each non-IFRS measure. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. We use non-IFRS measures to internally evaluate and analyze financial results. We believe these non-IFRS financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and enable comparison of our financial results with other public companies, many of which present similar non-IFRS financial measures. There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries”. We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, adjusted by profit from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under “Reserve from the sale of minority interests in subsidiaries”. We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our 26 segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS. We define Adjusted EBITDA margin as Adjusted EBITDA to net sales. We consider that the presentation of adjusted EBITDA margin provides useful information on how successfully we operate our Company and enhances the ability of investors to compare profitability between segments, periods and with other public companies. Reconciliation of both Adjusted EBITDA and Adusted EBIT starts on page 33. Free Cash Flow and Free Cash Flow from Operations We define Free Cash Flow as (i) net cash generated from operating activities, plus (ii) net cash used in investing activities, plus (iii) interest paid, plus (iv) proceeds from the sale of minority interest in subsidiaries. We define Free Cash Flow from Operations as (i) net cash generated from operating activities plus (ii) net cash in investing activities, plus (iii) interest paid, plus (iv) proceeds from the sale of minority interest in subsidiaries; plus (v) expansion capex. Expansion capex is defined as the required investment to expand current production capacity. We define maintenance capex as the necessary investments in order to maintain the current level of productivity both at an agricultural and at an industrial level. We believe Free Cash Flow from Operations is an important performance and liquidity metric for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company to undertake growth investments, to fund acquisitions, to deleverage, and to return to shareholders in the form of dividends and/or share repurchases, among others. We believe Free Cash Flow from Operations is an important liquidity metric for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company to fund acquisitions, to distribute to shareholders both in dividends and/or share buyback, to deleverage; among many other things. Other companies may calculate Free Cash Flow and Free Cash Flow from Operations differently, and therefore may not be comparable to similarly titled measures used by other companies. Free Cash Flow and Free Cash Flow from Operations are not measures of liquidity under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS 27

Reconciliation - Free Cash Flow $ thousands 2016 2015 Free Cash Flow 84,987 (6,339) Cash Flow from Financing Activities (181,682) 92,413 Interest paid 48,400 48,438 Proceeds from the sale of minority interest in subsidiaries 0 (21,964) Net increase/(decrease) in cash and cash equivalents (48,295) 112,548 Reconciliation - Free Cash Flow from Operations $ thousands 2016 2015 Free Cash Flow from Operations 133,282 81,617 Cash Flow from Financing Activities (181,682) 92,413 Interest paid 48,400 48,438 Proceeds from the sale of minority interest in subsidiaries 0 (21,964) Expansion Capex (48,295) (87,956) Net increase/(decrease) in cash and cash equivalents (48,295) 112,548 Net Debt & Net Debt to Adjusted EBITDA Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA. We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations. Reconciliation - Net Debt $ thousands 2016 2015 Net Debt 476,827 524,444 Cash and cash equivalents 158,568 198,894 Total Borrowings 635,395 723,338 28

adecoagro
4Q16

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 12M16									
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	142,124	96,562	32,897	960	272,543	596,692	-	-	869,235
Cost of manufactured products sold and services rendered	(141,731)	(83,574)	(32,571)	(212)	(258,088)	(420,493)	-	-	(678,581)
Initial recog. and changes in FV of BA and agricultural produce	48,790	10,498	5,476	(13)	64,751	60,705	-	-	125,456
Gain from changes in NRV of agricultural produce after harvest	(5,841)	-	-	-	(5,841)	-	-	-	(5,841)
Gross Profit from Agricultural Activities	**43,342**	**23,486**	**5,802**	**735**	**73,365**	**236,904**	-	-	**310,269**
General and administrative expenses	(2,770)	(3,373)	(983)	(290)	(7,416)	(22,648)	-	(20,686)	(50,750)
Selling expenses	(5,692)	(11,583)	(752)	(49)	(18,076)	(62,518)	-	(79)	(80,673)
Other operating income, net	(8,787)	402	686	8,497	798	(8,903)	-	(192)	(8,297)
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-	-
Profit from Operations Before Financing and Taxation	**26,093**	**8,932**	**4,753**	**8,893**	**48,671**	**142,835**	-	**(20,957)**	**170,549**
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	**26,093**	**8,932**	**4,753**	**8,893**	**48,671**	**142,835**	-	**(20,957)**	**170,549**
(-) Depreciation PPE	1,369	2,766	964	192	5,291	122,209	-	-	127,500
Adjusted EBITDA	**27,462**	**11,698**	**5,717**	**9,085**	**53,962**	**265,044**	-	**(20,957)**	**298,049**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**298,049**
Reserve from the sale of minority interests in subsidiaries									-
(+) Depreciation PPE									(127,500)
(+) Financial result, net									(157,423)
(+) Income Tax (Charge)/Benefit									(9,387)
Profit/(Loss) for the Period									**3,739**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 12M15									
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	154,741	84,668	32,981	1,302	273,692	400,622	-	-	674,314
Cost of manufactured products sold and services rendered	(154,287)	(69,075)	(33,030)	(603)	(256,995)	(300,791)	-	-	(557,786)
Initial recog. and changes in FV of BA and agricultural produce	11,561	2,822	7,542	(181)	21,744	32,784	-	-	54,528
Gain from changes in NRV of agricultural produce after harvest	14,691	-	-	-	14,691	-	-	-	14,691
Gross Profit from Agricultural Activities	**26,706**	**18,415**	**7,493**	**518**	**53,132**	**132,615**	**-**	**-**	**185,747**
General and administrative expenses	(3,987)	(3,136)	(1,451)	(74)	(8,648)	(18,301)	-	(21,476)	(48,425)
Selling expenses	(5,672)	(12,592)	(663)	(49)	(18,976)	(50,729)	-	(563)	(70,268)
Other operating income, net	16,422	600	(479)	6	16,549	6,340	7,914	263	31,066
Share of gain/(loss) of joint ventures	--	-	-	-	--	-	-	-	--
Profit from Operations Before Financing and Taxation	**30,784**	**3,287**	**4,900**	**401**	**39,372**	**69,925**	**7,914**	**(21,776)**	**95,435**
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	**16,066**	-	-
Adjusted EBIT	**30,784**	**3,287**	**4,900**	**401**	**39,372**	**69,925**	**23,980**	**(21,776)**	**111,501**
(-) Depreciation PPE	2,427	2,987	1,456	276	7,146	97,255	-	-	104,401
Adjusted EBITDA	**33,211**	**6,274**	**6,356**	**677**	**46,518**	**167,180**	**-**	**(21,776)**	**215,902**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**215,902**
Reserve from the sale of minority interests in subsidiaries									(16,066)
(+) Depreciation PPE									(104,401)
(+) Financial result, net									(107,740)
(+) Income Tax (Charge)/Benefit									7,954
Profit/(Loss) for the Period									**(4,351)**

29

adecoagro
4Q16

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q16

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	32,476	15,673	11,484	183	59,816	272,272	-	-	332,088
Cost of goods sold and services rendered	(32,463)	(13,782)	(11,273)	(70)	(57,588)	(192,128)	-	-	(249,716)
Initial recog. and changes in FV of BA and agricultural produce	5,938	451	1,769	(141)	8,017	8,515	-	-	16,532
Gain from changes in NRV of agricultural produce after harvest	365	-	-	-	365	-	-	-	365
Margin on Manufacturing and Agricultural Act. Before Opex	**6,316**	**2,342**	**1,980**	**(28)**	**10,610**	**88,659**	-	-	**99,269**
General and administrative expenses	(836)	(1,090)	(243)	(95)	(2,264)	(7,479)	-	(4,803)	(14,546)
Selling expenses	(1,271)	(2,345)	(276)	(3)	(3,895)	(26,715)	-	(48)	(30,658)
Other operating income, net	9	88	218	360	675	13,974	-	7	14,656
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-	-
Profit from Operations Before Financing and Taxation	**4,218**	**(1,005)**	**1,679**	**234**	**5,126**	**68,439**	-	**(4,844)**	**68,721**
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	**4,218**	**(1,005)**	**1,679**	**234**	**5,126**	**68,439**	-	**(4,844)**	**68,721**
(-) Depreciation PPE	340	886	241	36	1,503	43,628	-	-	45,131
Adjusted EBITDA	**4,558**	**(119)**	**1,920**	**270**	**6,629**	**112,067**	-	**(4,844)**	**113,852**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**113,852**
Reserve from the sale of minority interests in subsidiaries									-
(+) Depreciation PPE									(45,131)
(+) Financial result, net									(50,305)
(+) Income Tax (Charge)/Benefit									(6,486)
Profit/(Loss) for the Period									**11,930**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q15

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	39,467	18,642	7,591	314	66,014	152,654	-	-	218,668
Cost of manufactured products sold and services rendered	(39,362)	(14,894)	(7,573)	(67)	(61,896)	(113,249)	-	-	(175,145)
Initial recog. and changes in FV of BA and agricultural produce	4,545	(322)	1,383	(157)	5,449	15,651	-	-	21,100
Gain from changes in NRV of agricultural produce after harvest	4,777	-	-	-	4,777	-	-	-	4,777
Gross Profit from Agricultural Activities	**9,427**	**3,426**	**1,401**	**90**	**14,344**	**55,056**	-	-	**69,400**
General and administrative expenses	(1,331)	(770)	(343)	(19)	(2,463)	(3,802)	-	(5,815)	(12,080)
Selling expenses	(1,389)	(3,103)	(149)	(24)	(4,665)	(17,361)	-	(17)	(22,043)
Other operating income, net	2,357	(92)	84	0	2,349	(10,476)	7,914	12	(201)
Share of gain/(loss) of joint ventures	--	-	-	-	--	-	-	-	--
Profit from Operations Before Financing and Taxation	**8,906**	**(539)**	**993**	**47**	**9,407**	**23,417**	**7,914**	**(5,820)**	**34,918**
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	**16,066**	-	-
Adjusted EBIT	**8,906**	**(539)**	**993**	**47**	**9,407**	**23,417**	**23,980**	**(5,820)**	**50,984**
(-) Depreciation PPE	999	702	342	60	2,103	26,938	-	-	29,041
Adjusted EBITDA	**9,905**	**163**	**1,335**	**107**	**11,510**	**50,355**	-	**(5,820)**	**80,025**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**80,025**
Reserve from the sale of minority interests in subsidiaries									(16,066)
(+) Depreciation PPE									(29,041)
(+) Financial result, net									(50,658)
(+) Income Tax (Charge)/Benefit									6,142
Profit/(Loss) for the Period									**(9,598)**

30

adecoagro

4Q16

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Income

Statement of Income						
$ thousands	**4Q16**	**4Q15**	**Chg %**	**2016**	**2015**	**Chg %**
Sales of goods and services rendered	332,088	218,668	51.9%	869,235	674,314	28.9%
Cost of goods sold and services rendered	(249,716)	(175,145)	42.6%	(678,581)	(557,786)	21.7%
Initial recognition and Changes in fair value of biological assets and agricultural produce	16,532	21,100	(21.6%)	125,456	54,528	130.1%
Changes in net realizable value of agricultural produce after harvest	365	4,777	(92.4%)	(5,841)	14,691	(139.8%)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**99,269**	**69,400**	**43.0%**	**310,269**	**185,747**	**67.0%**
General and administrative expenses	(14,546)	(12,080)	20.4%	(50,750)	(48,425)	4.8%
Selling expenses	(30,658)	(22,043)	- %	(80,673)	(70,268)	- %
Other operating income, net	14,656	(201)	n.a	(8,297)	31,066	(126.7%)
Share of loss of joint ventures	-	(158)	n.a	-	(2,685)	(100.0%)
Profit from Operations Before Financing and Taxation	**68,721**	**34,918**	**96.8%**	**170,549**	**95,435**	**78.7%**
Finance income	982	1,916	(48.7%)	7,957	9,150	(13.0%)
Finance costs	(51,287)	(52,574)	(2.4%)	(165,380)	(116,890)	41.5%
Financial results, net	(50,305)	(50,658)	(0.7%)	(157,423)	(107,740)	46.1%
(Loss) / Profit Before Income Tax	18,416	(15,740)	(217.0%)	13,126	(12,305)	(206.7%)
Income tax (Benefit) / Expense	(6,486)	6,142	(205.6%)	(9,387)	7,954	(218.0%)
(Loss) / Profit for the Year	**11,930**	**(9,598)**	**(224.3%)**	**3,739**	**(4,351)**	**(185.9%)**

31

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4Q16

Condensed Consolidated Statement of Cash Flow

Statement of Cashflows						
$ thousands	**4Q16**	**4Q15**	**Chg %**	**12M16**	**12M15**	**Chg %**
Cash flows from operating activities:						
Profit for the period	**11,930**	**(9,598)**	**n.a**	**3,739**	**(4,351)**	**n.a**
Adjustments for:						n.a
Income tax benefit	6,486	(6,142)	n.a	9,387	(7,954)	n.a
Depreciation	44,912	28,893	55.4%	126,799	103,816	22.1%
Amortization	219	148	48.0%	701	585	19.8%
Gain from disposal of farmland and other assets	-	(7,914)	(100.0%)	-	(7,914)	(100.0%)
Gain from of disposal of other property items	1,332	188	608.5%	1,255	(721)	n.a
Gain from disposal of subsidiary	-	-	n.a	-	-	n.a
Equity settled share-based compensation granted	871	1,236	(29.5%)	4,796	4,396	9.1%
Loss/(Gain) from derivative financial instruments and forwards	(16,810)	8,266	n.a	21,745	(17,686)	n.a
Interest and other expense, net	13,738	11,288	21.7%	44,734	43,822	2.1%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	26,653	(5,968)	n.a	(9,811)	(11,326)	(13.4%)
Changes in net realizable value of agricultural produce after harvest (unrealized)	(750)	(2,055)	(63.5%)	90	(4,406)	n.a
Provision and allowances	256	(62)	n.a	341	(79)	n.a
Share of loss from joint venture	-	158	(100%)	-	2,685	(100.0%)
Foreign exchange gains, net	3,878	20,313	(80.9%)	19,062	23,423	(18.6%)
Cash flow hedge – transfer from equity	33,028	17,862	84.9%	85,214	32,700	160.6%
Discontinued operations	-	-	n.a	-	-	n.a
Subtotal	**125,743**	**56,613**	**122.1%**	**308,052**	**156,990**	**96.2%**
Changes in operating assets and liabilities:						
Increase in trade and other receivables	46,365	15,297	203.1%	(30,996)	(2,300)	1,247.7%
Increase in inventories	(69,237)	256,333	n.a	(22,301)	188,107	n.a
Decrease in biological assets	83,637	(236,509)	n.a	(23,677)	(217,536)	(89.1%)
Decrease in other assets	32	(61)	n.a	83	(871)	n.a
(Increase) in derivative financial instruments	9,519	(1,699)	n.a	(17,892)	25,880	n.a
Decrease in trade and other payables	27,068	9,557	183.2%	39,054	(9,871)	n.a
(Decrease)/Increase in payroll and social security liabilities	(2,836)	(1,801)	57.5%	3,052	4,996	(38.9%)
Increase/(Decrease) in provisions for other liabilities	167	(368)	n.a	1,175	21	5,495.2%
Net cash generated in operating activities before interest and taxes paid	**220,458**	**97,362**	**126.4%**	**256,550**	**145,416**	**76.4%**
Income tax paid	(148)	(24)	516.7%	(1,149)	(230)	399.6%
Net cash generated from operating activities	**220,310**	**97,338**	**126.3%**	**255,401**	**145,186**	**75.9%**
Cash flows from investing activities:						
Continuing operations:						
Purchases of property, plant and equipment	(41,175)	(30,593)	34.6%	(134,105)	(141,770)	(5.4%)
Purchases of intangible assets	(201)	(189)	6.3%	(1,218)	(1,203)	1.3%
Purchase of cattle and non current biological assets planting cost	-	-	n.a	-	-	n.a
Interest received	948	1,381	(31.4%)	7,671	8,201	(6.5%)
Payment of seller financing arising on subsidiaries acquired	-	-	n.a	-	-	n.a
Loans to joint venture	-	(167)	(100.0%)	-	(8,082)	(100.0%)
Investments in joint ventures	-	-	n.a	-	-	n.a
Proceeds from sale of farmland and other assets	3,423	12,610	(72.9%)	3,423	12,610	(72.9%)
Proceeds from sale of property, plant and equipment	665	600	10.8%	2,215	1,303	70.0%
Proceeds from disposal of subsidiaries	(3,423)	-	n.a	-	3,890	(100.0%)
Proceeds from sales of financial assets	-	-	n.a	-	-	n.a
Discontinued operations	-	-	n.a	-	-	n.a
Net cash used in investing activities	**(39,763)**	**(16,358)**	**143.1%**	**(122,014)**	**(125,051)**	**(2.4%)**
Cash flows from financing activities:						
Proceeds from equity settled share-based compensation exercised	104	-	n.a	380	1,259	(69.8%)
Proceeds from long-term borrowings	55,805	13,592	310.6%	167,385	299,343	(44.1%)
Payments of long-term borrowings	(115,184)	(87,351)	31.9%	(277,913)	(165,455)	68.0%
Proceeds from the sale of minority interest in subsidiaries	-	21,964	(100.0%)	-	21,964	(100.0%)
Net increase in short-term borrowings	(77,564)	(13,688)	466.7%	(14,638)	2,736	n.a
Interest paid	(16,585)	(17,710)	(6.4%)	(48,400)	(48,438)	(0.1%)
Proceeds from SOP excercised	-	-	n.a	-	-	n.a
Payment of derivatives financial instruments	(1,394)	(18,676)	(92.5%)	(3,724)	(18,676)	(80.1%)
Purchase of own shares	(3,744)	(25)	14,876.0%	(4,772)	(320)	1,391.3%
Net cash generated from financing activities	**(158,562)**	**(101,894)**	**55.6%**	**(181,682)**	**92,413**	**n.a**
Net increase/(decrease) in cash and cash equivalents	**21,985**	**(20,914)**	**n.a**	**(48,295)**	**112,548**	**n.a**
Cash and cash equivalents at beginning of period	**136,482**	**224,349**	(39.2%)	**198,894**	**113,795**	74.8%
Effect of exchange rate changes on cash and cash equivalents	101	(4,541)	n.a	7,969	(27,449)	n.a
Cash and cash equivalents at end of period	**158,568**	**198,894**	**(20.3%)**	**158,568**	**198,894**	**(20.3%)**

32

Condensed Consolidated Balance Sheet Statement of Financial Position $ thousands December 31, 2016 December 31, 2015 Chg % ASSETS Non-Current Assets Property, plant and equipment 802,608 696,889 15.2% Investment property 2,666 4,796 (44.4%) Intangible assets 17,252 16,661 3.5% Biological assets 8,516 6,476 31.5% Investments in joint ventures - - n.a Deferred income tax assets 38,586 68,744 (43.9%) Trade and other receivables 17,412 21,795 (20.1%) Other assets 566 651 (13.1%) Total Non-Current Assets 887,606 816,012 8.8% Current Assets Biological assets 136,888 105,342 29.9% Inventories 111,754 85,286 31.0% Trade and other receivables 157,528 145,011 8.6% Derivative financial instruments 3,398 4,849 (29.9%) Cash and cash equivalents 158,568 198,894 (20.3%) Other assets 24 n.a Total Current Assets 568,160 539,382 5.3% TOTAL ASSETS 1,455,766 1,355,394 7.4% SHAREHOLDERS EQUITY Capital and reserves attributable to equity holders of the parent Share capital 183,573 183,573 - % Share premium 937,250 937,674 (0.0%) Cumulative translation adjustment (527,364) (568,316) (7.2%) Equity-settled compensation 17,218 16,631 3.5% Cash flow hedge (37,299) (137,911) (73.0%) Reserve for the sale of non contolling interests in subsidiaries 41,574 41,574 - % Treasury shares (1,859) (1,936) (4.0%) Retained earnings 50,998 48,795 4.5% Equity attributable to equity holders of the parent 664,091 520,084 27.7% Non controlling interest 7,582 7,335 3.4% TOTAL SHAREHOLDERS EQUITY 671,673 527,419 27.4% LIABILITIES Non-Current Liabilities Trade and other payables 1,427 1,911 (25.3%) Borrowings 430,304 483,651 (11.0%) Deferred income tax liabilities 14,689 15,636 (6.1%) Payroll and social security liabilities 1,235 1,236 (0.1%) Derivatives financial instruments 662 119 456.3% Provisions for other liabilities 3,299 1,653 99.6% Total Non-Current Liabilities 451,616 504,206 (10.4%) Current Liabilities Trade and other payables 92,158 53,731 71.5% Current income tax liabilities 1,387 962 44.2% Payroll and social security liabilities 26,844 22,153 21.2% Borrowings 205,092 239,688 (14.4%) Derivative financial instruments 6,406 6,575 (2.6%) Provisions for other liabilities 590 660 (10.6%) Total Current Liabilities 332,477 323,769 2.7% TOTAL LIABILITIES 784,093 827,975 (5.3%) TOTAL SHAREHOLDERS EQUITY AND LIABILITIES 1,455,766 1,355,394 7.4% 33